September 14, 2009
VIA EDGAR AND FACSIMILE (202.772.9217)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Re:	Inverness Medical Innovations, Inc. Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement Filed April 30, 2009 File No. 001-16789
Dear Mr. Rosenberg:
     We have received your letter dated September 1, 2009, containing your comments to the filings referenced above. In accordance with our discussion we will respond to your comments by September 28, 2009. Should you wish to discuss this matter for any reason, please do not hesitate to contact me at (781) 314-4049.

Sincerely,
/s/ Jay McNamara
Jay McNamara
Senior Counsel, Corporate and Finance

cc:	Staci Shannon, Staff Accountant David Teitel, Chief Financial Officer